Exhibit 99.4

Penn West Energy Trust

Consolidated Balance Sheets

($ millions)	As at September 30, 2005 (unaudited)	As at December 31, 2004 (audited)
Assets
Current
Accounts receivable	$217.7	$160.5
Future income taxes	—	25.3
Risk management (note 8)	34.6	—
Other	19.5	19.8
	271.8	205.6
Property, plant and equipment	3,821.9	3,661.8
	$4,093.7	$3,867.4
Liabilities and Unitholders’ equity
Current
Accounts payable and accrued liabilities	$229.3	$306.6
Taxes payable	23.0	11.2
Distributions/dividends payable	42.4	6.7
Unit-based compensation (note 6)	—	71.0
Deferred gain on financial instruments (note 8)	14.3	—
	309.0	395.5
Bank loan (note 4)	778.2	503.1
Asset retirement obligations (note 5)	196.7	180.7
Unit-based compensation (note 6)	—	20.9
Future income taxes	736.1	858.2
	1,711.0	1,562.9
Unitholders’ equity
Unitholders’ capital (note 7)	558.6	515.3
Contributed surplus (note 7)	2.1	—
Accumulated earnings	1,682.7	1,393.7
Accumulated cash distributions	(169.7)	—
	2,073.7	1,909.0
	$4,093.7	$3,867.4

See accompanying notes to the unaudited interim consolidated financial statements

Penn West Energy Trust

Consolidated Statements of Income and Accumulated Earnings

($ millions,	Three months ended September 30		Nine months ended September 30
except per unit amounts, unaudited)	2005	2004	2005	2004

Revenues
Oil and natural gas	$535.0	$384.3	$1,364.5	$1,120.8
Royalties	(95.1)	(76.0)	(241.9)	(215.6)
	439.9	308.3	1,122.6	905.2

Expenses
Operating	83.6	75.6	242.1	223.6
Transportation	5.5	6.5	17.0	19.3
General and administrative	5.2	3.2	16.4	10.7
Interest on long term debt	6.5	4.1	16.3	12.7
Depletion, depreciation and accretion (note 5)	109.0	99.6	322.6	296.9
Unit-based compensation (note 6)	1.6	21.0	73.8	62.0
Foreign exchange (gain) loss	—	(22.4)	4.5	(23.2)
Risk management activities (note 8)	(20.3)	—	(20.3)	—
	191.1	187.6	672.4	602.0
Income before taxes	248.8	120.7	450.2	303.2

Taxes
Capital	4.2	3.1	10.5	7.6
Current income	—	7.8	54.1	30.9
Future income	35.1	33.1	49.5	61.5
	39.3	44.0	114.1	100.0

Net income	$209.5	$76.7	$336.1	$203.2

Net income per unit (1)
Basic	$1.29	$0.48	$2.07	$1.26
Diluted	$1.27	$0.47	$2.02	$1.24

Accumulated earnings, beginning of period
As previously reported	$1,473.2	$1,261.8	$1,393.7	$1,115.5
Accounting change	—	—	—	33.2
As restated	1,473.2	1,261.8	1,393.7	1,148.7
Net income	209.5	76.7	336.1	203.2
Plan of arrangement (note 10)	—	—	(36.3)	—
Dividends	—	(6.7)	(10.8)	(20.1)
Accumulated earnings, end of period	$1,682.7	$1,331.8	$1,682.7	$1,331.8

See accompanying notes to the unaudited interim consolidated financial statements

(1)          The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

Penn West Energy Trust

Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
($millions, unaudited)	2005	2004	2005	2004

Operating activities
Net income	$209.5	$76.7	$336.1	$203.2
Depletion, depreciation and accretion (note 5)	109.0	99.6	322.6	296.9
Future income taxes	35.1	33.1	49.5	61.5
Unrealized foreign exchange loss	—	6.1	90.3	5.3
Unit-based compensation (note 6)	1.6	21.0	73.8	62.0
Risk management activities (note 8)	(20.3)	—	(20.3)	—
	334.9	236.5	852.0	628.9
(Increase) decrease in non-cash working capital	(106.0)	23.0	(64.6)	33.6
Payments for surrendered options	—	(3.0)	(141.6)	(10.4)
Expenditures on abandonments	(6.1)	(3.5)	(16.3)	(13.1)
	222.8	253.0	629.5	639.0

Investing activities
Additions to property, plant and equipment, net	(149.3)	(107.0)	(450.4)	(636.6)
(Increase) decrease in non-cash working capital	(2.1)	19.3	(78.2)	(31.4)
	(151.4)	(87.7)	(528.6)	(668.0)

Financing activities
Increase (decrease) in bank loan	202.3	(159.4)	184.8	125.1
Issue of equity	2.5	0.8	21.3	4.6
Distributions/dividends paid	(127.3)	(6.7)	(144.8)	(100.8)
Plan of arrangement costs	—	—	(36.3)	—
(Increase) decrease in non-cash working capital	(148.9)	—	(125.9)	0.1
	(71.4)	(165.3)	(100.9)	29.0

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—
Cash, end of period	$—	$—	$—	$—

Interest paid	$6.6	$4.2	$16.6	$12.7
Income and capital taxes paid (recovered)	$207.9	$(15.0)	$225.8	$(11.9)

See accompanying notes to the unaudited interim consolidated financial statements

Notes to the Unaudited Interim Consolidated Financial Statements ($ millions, except per unit amounts):

1. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

On May 31, 2005, Penn West Petroleum Ltd. (the “Company”) was reorganized into Penn West Energy Trust (the “Trust”) under a plan of arrangement (the “Plan”) entered into by the Trust, Penn West and the shareholders of Penn West. Company shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”. The Trust was created pursuant to a trust indenture dated April 22, 2005 with CIBC Mellon Trust Company appointed Trustee.

The unaudited interim consolidated financial statements have been prepared on a continuity of interest basis as if the Trust historically carried on the business of the Company. Prior to the Plan on May 31, 2005, the consolidated financial statements included the accounts of Penn West and its subsidiaries. After giving effect to the Plan, the consolidated financial statements include the accounts of the Trust, its subsidiaries and partnerships. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as detailed in note 2, are consistent with the accounting policies described in the notes to the audited consolidated financial statements of the Company for the year ended December 31, 2004. Accordingly, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2004.

2. CHANGE IN ACCOUNTING POLICIES:

Earnings Per Share

The Trust adopted the new earnings per share (“EPS”) accounting recommendations effective January 1, 2005. The number of incremental shares included in diluted EPS is computed using the average market price of common shares for the year-to-date period. In addition, contracts that could be settled in cash or common shares are assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with a mandatory conversion feature would be included in the basic weighted average EPS calculation from the date when conversion becomes mandatory. These changes did not materially impact the Trust’s reported diluted EPS amounts.

Financial Instruments

Effective July 1, 2005, the Trust elected to discontinue the designation of commodity and power financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the accounting recommendations, the fair value of power contracts at July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and will be recognized into net income over the life of the contracts. Future changes in the fair value of commodity and power contracts will be recorded on the balance sheet with a corresponding unrealized gain or loss in income. See note 8 to the unaudited interim consolidated financial statements.

Stock-based Compensation

During the second quarter of 2005, pursuant to the plan of arrangement, the stock option plan was cancelled. Costs associated with the cancellation of outstanding stock options on conversion were charged to income during the quarter as the stock option plan contained a cash settlement alternative. The Trust initiated a new trust unit rights incentive plan during the quarter that is accounted for using the fair value based method. See note 6 to the unaudited interim consolidated financial statements.

3. PROPERTY ACQUISITION:

In February 2004, the Company acquired producing properties in southwest Saskatchewan. Results of operations from these properties were included in the Trust’s results from February 1, 2004. The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

Purchase price
Cash consideration	$233.7
Working capital	9.8
$243.5
Net assets acquired
Property, plant and equipment	$318.7
Future income tax liability	(54.8)
Asset retirement obligations	(20.4)
$243.5

4. BANK LOAN

	As at September 30, 2005	As at December 31, 2004
Bankers’ acceptances	$778.2	$154.1
LIBOR advances (2004 US $290 million)	—	349.0
	$778.2	$503.1

As at September 30, 2005, the Trust had unsecured bank credit facilities of $1,220 million comprising a $1,170 million credit facility and a $50 million operating loan facility, and had outstanding letters of credit totalling $9 million that reduced the amount otherwise available to be drawn on the operating facility. In Q1 2005, the Company converted US $205 million of its US denominated borrowings to Canadian dollars at an average exchange rate of $0.829 CAD/USD resulting in a realized foreign exchange gain of $63 million. In May 2005, the Company converted its remaining US $85 million of US denominated borrowings to Canadian dollars realizing an additional foreign exchange gain of $22.8 million.

5. ASSET RETIREMENT OBLIGATIONS

The total undiscounted current amount required to settle the asset retirement obligations at September 30, 2005 was $794 million. This amount was discounted using a credit adjusted rate of 7.5 percent over the expected useful life of the underlying assets, which currently extends up to 50 years into the future with an average life of 23 years.

Changes to asset retirement obligations were as follows:

	2005	2004
Asset retirement obligations at January 1	$180.7	$172.8
Liabilities incurred during the period	15.5	37.0
Liabilities settled during the period	(16.3)	(13.1)
Accretion	16.8	10.7
Asset retirement obligations at September 30	$196.7	$207.4

6. UNIT-BASED COMPENSATION

Stock option plan:

The stock option plan included a cash payment alternative and stock-based compensation costs were recorded based on changes to the share price at the end of each quarter and any changes to the number of outstanding options. Pursuant to the plan of arrangement, all stock options outstanding on the date of conversion were settled for cash of $84.77 per share or by issuing shares. The continuity of the compensation liability and outstanding options to the date of cancellation was as follows:

	2005	2004
Liability, January 1	$91.9	$27.9
Provision	71.7	62.0
Cash payments on exercise of stock options	(141.6)	(10.4)
Liability settlements on stock options exercised for shares	(22.0)	(3.6)
Liability, September 30	—	75.9
Current portion	—	63.2
Long term portion	—	12.7
	$—	$75.9

Penn West stock options	Number of stock options	Weighted average exercise price
Outstanding, January 1, 2005	3,728,980	$39.00
Granted	82,600	79.51
Exercised for common shares	(488,399)	34.72
Exercised for cash	(3,212,931)	40.51
Forfeited	(110,250)	44.26
Outstanding, May 31, 2005	—	$—

Trust unit rights incentive plan:

In May 2005, the Trust implemented a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The number of trust units reserved for issuance shall not at any time exceed ten percent of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units based on the five day weighted average market price prior to the date the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by the Trust after the grant date. Rights granted under the plan vest over a five year period and expire six years after the date of the grant.

Trust unit rights	Number of unit rights	Weighted average exercise price
Granted	7,951,300	$28.55
Forfeited	(379,250)	28.32
Balance before reduction of exercise price	7,572,050	$28.56
Reduction of exercise price for distributions paid	—	(0.76)
Outstanding, September 30, 2005	7,572,050	$27.80
Exercisable, September 30, 2005	—	$—

The Trust recorded compensation expense of $2.1 million for the period from implementation to September 30, 2005. The compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis. The Black-Scholes option pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Four months ended September 30	2005
Average fair value of trust unit rights granted (per unit)
Directors and officers	$6.11
Other employees	$5.78
Expected life of trust unit rights (years)
Directors and officers	5.0
Other employees	4.5
Expected volatility (average)	16%
Risk free rate of return (average)	3.2%
Expected distribution rate	*Nil

* The expected distribution rate is presumed to be nil as it is expected that future distributions will provide a corresponding reduction to the exercise price of trust unit rights.

Trust unit savings plan:

The Trust has an employee trust unit savings plan (the “Savings Plan”) for the benefit of all employees. Under the Savings Plan, employees may elect to contribute up to 10 percent of their salary. The Trust matches employee contributions at a rate of $1.50 for each $1.00. Both the employee and the Trust contribution trust units may be issued from treasury at the five-day weighted average month end market price or purchased in the open market.

7.              UNITHOLDERS’ CAPITAL

a.     Authorized

An unlimited number of voting Trust Units, which are redeemable at the option of the unitholder at 95% of the lesser of the ten trading day average market price, and the closing market price on the day of redemption.

An unlimited number of Special Voting Units, which enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by AcquisitionCo or other direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any other rights.

b.     Issued

Former shareholders of Penn West received three trust units for each common share held resulting in the issuance of 163,137,018 trust units in exchange for the common shares of Penn West pursuant to the plan of arrangement.

No special voting units were issued or outstanding.

Common shares of Penn West issued	Shares	Amount
Balance, January 1, 2005	53,868,745	$515.3
Issued on exercise of stock options	488,399	17.0
Issued to employee stock savings plan	21,905	1.8
Cancellation of certificates	(43)	—
Liability settlements on stock options exercised for shares	—	22.0
Balance, May 31, 2005 prior to plan of arrangement	54,379,006	$556.1
Exchanged for Trust units	(54,379,006)	(556.1)
Balance as at May 31, 2005	—	$—

Trust units of Penn West Energy Trust	Units	Amount
Issued to settlor for cash	1,250	$—
Exchanged for Penn West shares	163,137,018	556.1
Issued to employee trust unit savings plan	79,153	2.5
Balance as at September 30, 2005	163,217,421	$558.6

Contributed surplus	2005	2004
Balance, January 1	$—	$—
Unit-based compensation expense	2.1	—
Balance as at September 30	$2.1	$—

8.              FINANCIAL INSTRUMENTS

The Company had the following financial instruments outstanding as at September 30, 2005:

	Notional Volume	Remaining Term	Pricing		Market Value (1)
					($ millions)
Crude Oil
WTI Costless Collars	20,000 Bbls/d	Oct/05 - Dec/06	$	US 47.50 to $67.86/Bbl	$—
Natural Gas
AECO Costless Collars	50,000 GJ’s/d	Nov/05 - Mar/06		$8.00 to $15.45/GJ	$—
AECO Costless Collars	70,000 GJ’s/d	Nov/05 - Oct/06		$8.00 to $15.32/GJ	$—
Electricity
Alberta Power Pool Swaps	60 MW	2005		$41.00 to $50.00/MWh	$8.6
Alberta Power Pool Swaps	60 MW	2006		$42.25 to $43.15/MWh	$19.4
Alberta Power Pool Swaps	35 MW	2007		$46.00/MWh	$6.6

(1) Unrealized gain on electricity swaps based on calculations using posted rates for similar contracts at the balance sheet date.

Effective July 1, 2005, the Trust elected to discontinue the designation of commodity and power financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the accounting recommendations, the fair value of power contracts at July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and will be recognized into net income over the life of the contracts. Future changes in the fair value of commodity and power contracts will be recorded on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments no longer designated as effective accounting hedges:

Risk management:	September 30, 2005
Balance June 30, 2005	$—
Deferred gain at June 30	16.7
Unrealized gain on financial instruments	17.9
Fair value, end of period	$34.6
Deferred gain on financial instruments:
Balance June 30, 2005	$—
Deferred gain at June 30	(16.7)
Amortization	2.4
Ending balance	$(14.3)

9. INCOME TAXES

Prior to the income trust conversion, a significant portion of the Company’s taxable income was incurred in a partnership. This resulted in a significant portion of current income taxes being incurred on the partnership’s taxable income in the year following the year of inclusion in the Company’s consolidated net income. Subsequent to the income trust conversion, a lower percentage of the Trust’s taxable income will be incurred in a partnership. It is expected that future trust distributions will partially compensate for future taxable income to be incurred in the Trust’s subsidiaries.

In March 2004, the Government of Alberta reduced Alberta corporate income taxes by one percent. A $20 million future income tax benefit was recorded to reflect this rate reduction. In September 2005, the Government of British Columbia reduced its general corporate rate by 1.5 percent. A $2.7 million future income tax benefit was recorded to reflect this rate reduction.

10. PLAN OF ARRANGEMENT COSTS

Effective May 31, 2005, Penn West commenced operations as an oil and gas income trust pursuant to a plan of arrangement approved by the shareholders on May 27, 2005. Certain amounts, related to the plan of arrangement, have been charged to accumulated earnings as follows:

Amount
Tax rate difference on current income taxes	$13.3
Incremental capital taxes	13.4
Financial advisor fees	5.6
Legal fees - Burnet, Duckworth and Palmer	1.5
Staffing realignment	1.2
Filing fees, communication, professional fees and other	1.3
$36.3

Investor Information

Officers

William Andrew

President and CEO

David Middleton

Executive Vice President and COO

Thane Jensen

Senior Vice President, Exploration and Development

Greg Gegunde

Vice President, Development

Eric Obreiter

Vice President, Production

Todd Takeyasu

Vice President, Finance

Kristian Tange

Vice President, Business Development

William Tang Kong

Vice President, Corporate Development

Anne Thomson

Vice President, Exploration

Directors

John A. Brussa (2)(4)

Chairman

Calgary, Alberta

William E. Andrew

Calgary, Alberta

Thomas E. Phillips (1)(2)(3)(4)

Calgary, Alberta

James C. Smith (1)(3)(4)

Calgary, Alberta

Murray R. Nunns (1)(2)(3)

Calgary, Alberta

George H. Brookman (1)(4)

Calgary, Alberta

Legal Counsel

Burnet, Duckworth & Palmer

Calgary, Alberta

Thackray Burgess

Calgary, Alberta

Bennett Jones

Calgary, Alberta

Bankers

Canadian Imperial Bank of Commerce

Royal Bank of Canada

The Bank of Nova Scotia

Bank of Montreal

Bank of Tokyo-Mitsubishi (Canada)

Alberta Treasury Branches

Sumitomo Mitsui Banking Corporation of Canada

BNP Paribas (Canada)

Societe Generale

HSBC Bank Canada

Transfer Agent

CIBC Mellon Trust Company

Calgary, Alberta

Investors are encouraged to contact The CIBC Mellon Trust Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company:

(416) 643-5000 or toll-free throughout

North America at 1-800-387-0825

e-mail: inquiries@cibcmellon.ca

Web site: www.cibcmellon.ca

Auditors

KPMG LLP

Calgary, Alberta

Stock Exchange Listing

The Toronto Stock Exchange

Trading Symbol: PWT.UN

Head Office

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Telephone: (403) 777-2500

Toll Free: 1-866-693-2707

Fax: (403) 777-2699

E-mail: investor_relations@pennwest.com

Website: www.pennwest.com

For further information contact:

William Andrew

President and CEO

Phone: (403) 777-2502

E-mail: bill.andrew@pennwest.com

Notes to Reader

1) This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

2) All dollar amounts outlined in this document are expressed in Canadian dollars unless noted otherwise.

3) Where applicable, natural gas has been converted to barrels of oil equivalent (boe) using a conversion rate of 6 mcf of natural gas equals 1 boe. However, this could be misleading if used in isolation. A boe conversion of 6:1 is based  on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Notes:

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Reserve Committee

(4) Member of the Corporate Governance Committee